Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 12, 2010

Catalyst Paper contests application to BC labour board on post-retirement successorship

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that it will contest an application to the Labour Relations Board of British Columbia regarding certain post-retirement benefits for some retirees formerly employed by MacMillan Bloedel Limited, now doing business as Weyerhaeuser Company Ltd.

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686, representing hourly employees at Powell River and Port Alberni mills have applied to the Labour Relations Board of British Columbia for a declaration that Catalyst is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited

Pacifica Papers Inc. acquired the Powell River and Port Alberni mills from MacMillan Bloedel Limited in 1998. At the time of that transaction, MacMillan Bloedel agreed to retain responsibility for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills. Catalyst subsequently amalgamated with Pacifica in 2001.

The Locals claim the contractual relationships between Catalyst, Pacifica and MacMillan Bloedel Limited do not absolve Catalyst from successorship provisions of the Labour Relations Code imposed on Pacifica at the time Pacifica acquired the mills. If the Locals’ application is successful, Catalyst could incur additional costs of up to $4 million annually.

Catalyst does not agree with the Locals’ position and has been advised that a number of defences are available that are expected to eliminate or significantly reduce any financial exposure, including seeking indemnification from Weyerhaeuser. Proceedings are at a very early stage and a date for a hearing has not been set.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters described in this release are forward-looking, including statements with respect to indemnification rights, the outcome of labour board proceedings and potential cost increases. These forward-looking statements reflect management’s current views and are based on certain assumptions as to legal defences available to it and other factors management believes are appropriate. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713